Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Mitchell Energy & Development Corp.
Commission File No. 333-68694

NOTICE TO INVESTORS CONCERNING DEVON’S PLANS TO ACQUIRE
MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Devon’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Mitchell’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

devon ENERGY

You can reach us at http://www.devonenergy.com

devon ENERGY

Risk Factors

Information provided in this presentation includes "forward-looking statements" as defined by the SEC. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see Form 10-K for the year-ended December 31, 2000 and subsequent SEC filings.

devon ENERGY

Corporate Overview

Shares outstanding:	155 MM
Equity capitalization:	≈ $5.8 B
Enterprise value:	≈ $13.8 B
Senior credit rating:	
S & P	BBB+
Moody's	Baa2
Fitch (D & P)	BBB

Pro forma data for the combination of Devon, Mitchell and Anderson

Devon Energy

Corporate Overview

Proved Reserves:	2,044 MMBOE
Production Profile:	95% North America 5% International
Production Mix:	64% gas / 36% liquids
R/P Ratio:	9.8 years

Pro forma data for the combination of Devon, Mitchell and Anderson

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Reserve Growth


Proved Reserves (MMBOE @ 6:1)
8
22
30
32
36
61
78
106
115
179
184
299
670
1,097
2,044
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Pro Forma

Note: Pro forma for the Anderson and Mitchell acquisitions. 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Reserves Per Common Share


Proved Reserves (BOE @ 6:1)
* diluted
CAGR=18%
1.31
2.56
2.61
2.82
3.13
2.96
3.76
4.79
5.18
4.84
4.94
5.61
7.78
8.25
12.75
'87
'88
'89*
'90*
'91*
'92
'93
'94
'95
'96*
'97*
'98*
'99
'00*
'01* Pro Forma

Pro forma reserves combine Devon, as of 12/00, Mitchell as of 6/01 and Anderson as of 08/01. Pro forma shares include 30.2 MM for Mitchell less shares repurchased by Devon through 2001 repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Production Per Common Share


(BOE Per Share @ 6:1)
CAGR=16%
0.18
0.22
0.23
0.24
0.35
0.46
0.42
0.44
0.46
0.48
0.63
0.74
0.87
0.95
1.34
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01 Pro Forma

Represents annualized production for the quarter ended 6/30/01 combined Devon, Mitchell and Anderson. Pro forma basic shares include 29.2 MM for Mitchell less shares repurchased by Devon through repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Devon ENERGY

Cash Margin Per Common Share


($ Per Share)
CAGR=23%
1.15
0.98
1.01
1.37
1.34
2.76
2.54
2.56
2.68
4.33
5.63
3.79
6.54
14.06
22.01
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001 Pro Forma

Note: 2001 data is estimated by annualizing the second quarter pro forma combination of Devon, Anderson and Mitchell. 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger. 2000 data excludes one-time merger expenses.

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Growth Strategy

Integrate drilling and acquisitions to establish focused, high-margin property concentrations.

devon ENERGY

E&P Capital Expenditures


($MM)
77
115
275
217
904
2,100(B)
1,100(A)
'96
'97
'98
'99
'00
Est. '01

Notes: (A) Estimated 2001 stand-alone Devon. (B) Estimated 2001 pro forma Devon, Anderson and Mitchell. 1996-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Strategic Drivers for M&A

	Enhance Core Areas	Establish New Core Areas	Technology Transfer	Strengthen Balance Sheet
Alta (1994)	✓			✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓	✓		✓
PennzEnergy (1999)	✓	✓	✓	
Santa Fe/Snyder (2000)	✓	✓		✓
Anderson Exploration (2001)	✓	✓	✓	
Mitchell (Est. Q4 2001)		✓	✓	✓

Devon Energy

M&A Criteria for Per Share Success

	Cash Flow Accretion	Earnings Accretion	Reserves Accretion	Production Accretion
Alta (1994)	✓		✓	✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓		✓	✓
PennzEnergy (1999)	✓	✓	✓	✓
Santa Fe/Snyder (2000)	✓	✓	✓	✓
Anderson Exploration (2001)	✓		✓	✓
Mitchell (Est. Q4 2001)	✓	✓	✓	✓

Devon Energy | Anderson Exploration Ltd.

Anderson Acquisition

- 9/04/01: Announced purchase of Anderson by Devon
- Terms: All cash tender of C$40 per Anderson share

  US$ 3.4 billion cash tender
  US$ 1.2 billion net debt and other obligations
  US$ 4.6 billion total transaction
- Closed October 15, 2001

Devon Energy | Mitchell Energy

Mitchell Acquisition

- 8/14/01: Announced purchase of Mitchell by Devon
- Terms: 50/50 cash and stock
  - $3.5 billion, including 0.4 billion of assumed debt
- Board approved / Mitchell commitment
- Expected close: Q4 2001

Integration

- Mitchell & Anderson: well-run companies
- Separate U.S. & Canadian integration teams
- Mitchell + Anderson: ≈ $50 MM synergies

devon ENERGY

Reserve Growth from M&A*


Represents Anderson 7/31/01 reserves.
Represents Mitchell 6/30/01 reserves.
3%
114%
27%
18%
2%
80%
21%
38%
15%
57%
1%
70%
135%
58%
86%
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Pro
Forma

* Proved reserves added from mergers and acquisitions expressed as a % of beginning of the year reserves. Years 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

Devon ENERGY

Acquisition Financing (Term Loan)

- 5 year term loan: $3 billion
- Rate as of 10/17/01: 3.41%
  - After-tax rate: 2.08%
- Back-end weighted amortization

Note: Assumes combined federal and state income tax rate of 39%.

Devon Energy

Acquisition Financing (Bonds)

Amount	Maturity	Rate	After-tax Rate
$1.75 B	2011	6.875%	1.65%
$1.25 B	2031	7.875%	1.92%
$3.00 B			

Assumes combined federal and state or provincial income tax rates of 38.2% in Canada and 39.0% in the U.S.

devon ENERGY

Debt Amortization Schedule

Year	$ Millions	Year	$ Millions
2002	69	2008	-
2003	6	2009	200
2004	552	2010	-
2005	2,007	2011	2,150
2006	1,740	2012-2030	-
2007	175	2031	1,250

Notes: Represents required amortization for all debt securities and bank debt agreements assuming completion of Mitchell and Anderson transactions. Assumes zero coupon convertible debenture is paid in 2005 at its accreted value of $427 MM. Excludes Chevron exchangeable debentures, due 2008, for which Devon owns approximately 7.1 MM Chevron shares.

devon ENERGY

Debt Reduction Plan

- Cash flow from operations
- ≈ $1 billion non-core property sales

devon ENERGY

North American Core Areas


Western Canadian
Sedimentary Basin
Rocky Mountains
Permian/Mid-Continent
Gulf of Mexico/Gulf Coast

Percent of Total Production

	Pro Forma
Permian/Mid-Continent	31%
Rocky Mountains	11%
Gulf of Mexico/Gulf Coast	17%
Canada	36%
Total North America	95%

Note: Pro forma production combining Devon, Mitchell and Anderson for the quarter ended 06/30/01.

devon ENERGY

North American Operations

- Dominant player in core areas
- Technical team with proven track record
- Low cost, focused operations
- Access to multiple sales markets
- 70% of proved reserves are developed

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Barnett Shale




Probable / Possible
Proven
Barnett Tests
Infill Pilots

- Strategic market access
- 230,000 net acres
- WI >90%
- 2.1 TCFE proved reserves (8% of gas in place)
- Multi-TCF potential
- 2000 wells drilled: 142
- 2001 wells planned: 276

devon ENERGY

Light Sand Fracturing Technology


Mitchell - Barnett Shale Normalized Production
Total Wells Drilled (576)
1,000
900
800
700
600
500
400
300
200
100
-
MCFD/well
Pre 1999 Conventional Frac (406)
Post 1999-2000 LSF Wells (170)
0
12
24
Months on Production

Mitchell Production Growth


(MMCFE/D)
CAGR=25%
313
326
352
373
404
437
1Q '00
2Q '00
3Q '00
4Q '00
1Q '01
2Q '01

devon ENERGY

Powder River Basin


Wyodak Development
MONTANA
WYOMING
Spotted Horse
Rough Draw
Kitty
Juniper Draw
Big George Exploration
House Creek
Pine Tree
0 10 20 30
MILES
Big George Pilot
Wyodak Pilot

- 250,000 net acres
- > 1,300 gross wells drilled to date
- 400 wells awaiting tie-in
- Net current production ≃ 90 MMCF/D


Wyoming
Utah
Colorado
New Mexico

devon ENERGY

Raton Basin

- 280,000 gross acres (minerals)
- WI=25%, NRI=42%
- 190 wells drilled to date
- 0.5-1.0 TCF net target



Raton Basin
CO
NM
Vermejo Park Ranch

Coal seam thickness:

- > 80 FEET
- > 60 FEET
- > 40 FEET
- > 20 FEET



Wyoming
Utah
Colorado
New Mexico

Cherokee Basin CBM


Kansas
Missouri
Oklahoma

- 374,000 net acres
- Geology:
  - Depths 800 - 3,000'
  - Pennsylvanian coals
- Current Status:
  - 3 rigs drilling; acquiring fourth
  - Drilling
    - 2001: 100 wells
    - 2002: 400 - 500 wells

devon ENERGY

Coalbed Methane Target Rates


RATE, MMCFE/D
480
360
240
120
0
RATE, MBOE/D
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
San Juan
PRB
Raton
Arkoma/Cherokee

devon ENERGY

Deep Basin


YUKON
Frontier
N.W.T.
B.C.
ALBERTA
SASKATCH
Ft. Nelson
NE B.C.
Peace River Arch
Ft. St. John
Northern Plains
Foothills
Edmonton
Deep Basin
Calgary
Central & Southern Plains

- Large, multi-zone targets
- 670,000 net undeveloped acres
- Controls gathering and processing infrastructure

Peace River Arch


YUKON
Frontier
N.W.T.
B.C.
ALBERTA
Peace River Arch
NE B.C.
Northern Plains
Deep Basin
Foothills
Central & Southern Plains
Calgary

- Multi-zone exploitation and exploration
- 784,000 net undeveloped acres
- Light oil growth potential

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Foothills


YUKON
Frontier
N.W.T.
B.C.
ALBERTA
SASKATCHE
Ft. Nelson
NE B.C.
Peace River Arch
Ft. St. John
Northern Plains
Deep Basin
Edmonton
Foothills
Calgary
Central & Southern Plains

- High impact targets:
  - Narraway
  - Cabin Creek
  - Bighorn
  - Weejay
  - West Ojay
- > 450,000 net undeveloped acres
- Prospect size: > 50 BCF
- Pipeline completion: mid-2002


B.C.
Alberta

devon ENERGY

Ladyfern Area


Northern Shelf
British Columbia
Alberta
Venus
Lapp
Snowfall
HAMBURG
16 MMCF/D
1700 BCPD
Chinchaga Sub Basin
Cranberry
LADYFERN
CHINCHAGA
WILDMINT
13 MMCF/D
650 BCPD
100 MMCF/D
60 MMCF/D
Cranberry
South
Southern Shelf
T101
T98
T95
T92
94-A-16
R13
R11
R8
R5
R2W6

- Current production: > 8 MBOE/D
- 300,000 net undeveloped acres
- 6 recent 3D seismic programs
- Multiple target zones: 5-30 BCF
- 2001 YTD: 3 discoveries


AFRICA

devon ENERGY

West Africa


Devon Blocks
Atlantic Ocean
Agali
Gabon
Kowe
Congo
Marine IX

- Marine IX Block
  - 150 MMBOE gross target
  - 37.5% working interest
  - Expected spud: Q1 2002
- Agali Block
  - On trend w/Triton's La Ceiba
  - 150 MMBOE gross target
  - 50% working interest
  - Expected spud: mid-2002

devon ENERGY

Mackenzie Delta


Beaufort Sea
50 ft.
YUKON
NORTHWEST TERRITORIES
15 mi.

- High potential area
  - Large, high-impact targets
  - Est. 65 TCFE in area
- Largest land holder
  - Interest in 48% of Mackenzie Delta
  - 2 MM net acres north of 60°
- 4 well per year program

devon ENERGY

Azerbaijan

Azeri-Chirag Guneshli Unit



GCA-5
(1999 Appraisal Well)
A₁ Chirag 1 Platform
Reserves: 4.6-5.0 billion barrels
Upside: 6-7 billion barrels
Vertical Closure: 670 m (2,198 feet)
Known Pay: 130-150 m (427-492 feet)
Area of Closure: 30,000 acres
Drilling Depth: 3,000 (9,900 feet)
Water Depth: 125-220 m (410-720 feet)
GCA-2
1999 Appraisal Well (deferred)
GCA-1
A
GCA-3
GCA-4
Structure Map
Top SP
10 Miles

- Operator: BP Amoco
- 5.6% carried interest
- Current production: 115 MBO/D (gross)
- Gross proven reserves: 4+ BBO
- Ultimate gross potential: 6+ BBO

devon ENERGY

Summary

- Focused, North American assets
- Low-risk, near-term growth
- High-potential exploration upside
- Track record of per share growth

Investors and security holders are advised to read the definitive joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon's Proxy Statements and Annual Reports
on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mitchell's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

devon ENERGY

You can reach us at http://www.devonenergy.com